Exhibit 99.5

CLASSROOMS, CARE & COMMUNITIES
MID-YEAR REPORT

2024-25 Mid-Year Report Government of Saskatchewan November 28, 2024

2024-25 MID-YEAR HIGHLIGHTS

Overview

The Saskatchewan economy remains strong, but inconsistent weather during the growing season negatively affected the province’s crops and the mid-year financial position.

Although weather conditions were good early in the season, very dry conditions in many regions of the province during the summer significantly impacted crop yields and quality. These fluctuations led to higher crop insurance claims, increasing the Agriculture expense theme by more than 25 per cent from the 2024-25 Budget.

Partially offsetting the expense challenges in agriculture and across important human services areas, total revenue is forecast to increase by 1.4 per cent compared to budget.

Overall, the 2024-25 Mid-Year Report forecasts a deficit of $743.5 million, an increase of $470.4 million from budget.

In terms of the economy, population and employment growth remain strong. Saskatchewan has one of the lowest unemployment rates and one of the highest gross domestic product (GDP) growth rates among provinces. The province also continues to enjoy the second-lowest net debt-to-GDP ratio in the country.

For a more detailed overview, see Tables 1 and 2.

Economy

Saskatchewan had the second-fastest growing economy among the provinces in 2023, as measured by growth in real GDP at 2.3 per cent (see Table 3). This economic growth includes record-setting labour market performance, solid export volumes and strong investment growth.

According to the most recent average private-sector forecasts, real GDP is expected to grow by 1.4 per cent in 2024, the fourth highest among the provinces (see Tables 4 and 5), up from 1.0 per cent projected in the 2024-25 Budget.

The upward revision reflects strength in many aspects of the economy so far in 2024. Among them are:

•	significant population growth of more than 30,000

people in the province as of July 2024 (year-over-year);

•	strong employment growth of 14,800 more jobs in 2024, compared to 2023 (year-to-date as of October 2024);

•	third-lowest unemployment rate in Canada at 5.5 per cent (year-to-date as of October 2024);

•	expanding consumer spending with retail sales up 3.0 per cent and new motor vehicle sales up 20.3 per cent (year-to-date as of August 2024);

•	total exports of more than $33 billion in 2024, and on pace to have the third-highest annual total exports in provincial history (year-to-date as of September 2024); and

•	strong non-residential investment growth of 25.1 per cent (year-to-date as of August 2024) – see Table 6.

Private-sector forecasters anticipate Saskatchewan’s real GDP growth will accelerate to 1.7 per cent in 2025 amidst modest growth in the United States and Canada, and global economic uncertainty (see Table 7). Investment will continue to be one of the key growth drivers over the medium term, as major private-sector capital projects with an estimated value of $44.9 billion over the next five years or more are in various stages of development.

Revenue

Total revenue at mid-year is forecast to increase $275.1 million, or 1.4 per cent, higher than budget.

Other Own-Source revenue is forecast to increase $235.5 million compared to budget due to improvements across the majority of revenue sources in this category, including increases in investment and insurance income.

Taxation revenue is forecast to increase by $133 million, primarily due to an increase in corporate income taxes resulting from Saskatchewan’s robust 2023 tax assessments, which were buoyed by the province’s strong economy. This is partially offset by softening across some of the other taxation categories.

Transfers from the Federal Government are forecast to increase $33.1 million.

Net Income from Government Business Enterprises is forecast to decrease by $24.3 million, primarily due to a decrease in customer demand at SaskPower as a result of milder weather and lower than anticipated growth in sales at SGI. This is partially offset by revenue increases at the Saskatchewan Workers’ Compensation Board, Lotteries and Gaming Saskatchewan, and SaskEnergy.

2024-25 Mid-Year Report	1

Non-Renewable Resource revenue is forecast to decrease $102.2 million, primarily due to potash prices decreasing. This is partially offset by an increase in revenue from the oil and gas, and uranium sectors.

For a more detailed review of revenue, see Table 8.

Key resource assumptions:

•	A US$1 per barrel change in the fiscal-year average West Texas Intermediate (WTI) oil price results in an estimated $18 million change in oil revenue (all else being equal).

•	A US$10 per tonne change in the fiscal-year average price results in a $68 million change in potash revenue (all else being equal).

•	A 1 US cent change in the fiscal-year average exchange rate results in an estimated $46 million change in non-renewable resource revenue (all else being equal).

Note: A lower exchange rate results in higher revenue, as resource exports are priced in U.S. dollars.

For more resource assumptions, see Table 9.

Expense

At mid-year, expense is forecast to increase by $745.5 million, or 3.7 per cent, from budget to provide programs and services for the people of Saskatchewan.

The Agriculture expense theme forecasts a pressure of $385 million, or 25.1 per cent, from budget, primarily due to an increase in crop insurance claims through the Saskatchewan Crop Insurance Corporation.

The Protection of Persons and Property expense theme saw an increase of $128 million, which was primarily related to operating pressures within correctional facilities and wildfire response efforts.

The Health expense theme increased $100 million from budget due to service and volume pressures across the health care system.

As reported in the 2024-25 First Quarter Report, Financing Charges are forecast to increase $38.7 million due to an earlier issuance for 2024-25 borrowing to take advantage of favourable market conditions. However, this is offset by a related increase in investment income revenue.

The ratification of the Saskatchewan Government and General Employees’ Union collective bargaining agreement and subsequent employee compensation expense impacts were shown entirely in the General Government theme in the first quarter report. They are now distributed across multiple expense themes, including Protection of Persons and Property; General Government; Economic Development; and Environment and Natural Resources.

The expense themes of Education, Social Services and Assistance, and Transportation are all forecast to be on budget. The Community Development theme is forecast to have a slight decrease from budget.

For a more detailed review of expense, see Table 2.

Debt

Total gross debt at mid-year is forecast to be $35.2 billion, an increase of $388.5 million from budget and $12.3 million lower than the first quarter.

Taxpayer-supported debt is virtually unchanged from budget, as there are sufficient cash levels to accommodate the change in deficit without additional borrowing.

Self-supported debt is forecast to increase $391.6 million, or 2.8 per cent, from budget and a decrease of $12.7 million from the first quarter. The change in self-supported debt is primarily due to SaskPower’s additional need for borrowing for clean electricity transition projects combined with lower forecast net income, offset partially by decreases at SaskEnergy, SaskWater and SaskTel due to lower capital spending.

For a more detailed review of net debt, see Table 10, and for more information on gross debt, see Table 11.

Saskatchewan’s net debt-to-GDP ratio is projected to be 13.9 per cent at March 31, 2025, an improvement over the budget projection of 14 per cent. This is driven by the decrease (improvement) in the value of opening net debt as a result of the 2023-24 operating surplus. Saskatchewan’s net debt-to-GDP ratio remains second best among all provinces.

For a more detailed review of net debt as a per cent of GDP, see Figure 1.

2024-25 Mid-Year Report	2

TABLE 1: 2024-25 ECONOMIC AND FISCAL OVERVIEW

(Millions of Dollars)

				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Revenue	19,861.9	19,953.8	20,137.0	275.1	183.2
Expense	20,135.1	20,307.6	20,880.5	745.5	572.9

Surplus (Deficit)	(273.2)	(353.8)	(743.5)	(470.4)	(389.8)

Key Metrics
Gross debt ($M)	34,812.5	35,213.3	35,201.0	388.5	(12.3)
Net debt ($M)	16,347.3	15,603.0	15,968.5	(378.8)	365.5
Net debt as % of GDP*	14.0	13.4	13.9	(0.1)	0.5

TABLE 2: 2024-25 BUDGET UPDATE - MID-YEAR

(Millions of Dollars)

				Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Revenue
Taxation	9,723.3	9,723.3	9,856.2	133.0	133.0
Non-Renewable Resources	2,686.3	2,672.3	2,584.1	(102.2)	(88.1)
Net Income from GBEs*	657.0	652.1	632.7	(24.3)	(19.5)
Other Own-Source	3,015.6	3,140.3	3,251.1	235.5	110.8
Federal Transfers	3,779.7	3,765.8	3,812.8	33.1	47.0

Total Revenue	19,861.9	19,953.8	20,137.0	275.1	183.2

Expense
Agriculture	1,531.5	1,531.5	1,916.5	385.0	385.0
Community Development	904.8	904.8	892.3	(12.6)	(12.6)
Economic Development	329.7	329.7	336.7	7.0	7.0
Education	4,414.5	4,414.5	4,414.5	—	—
Environment and Natural Resources	373.6	373.6	380.2	6.6	6.6
Financing Charges	911.5	950.2	950.2	38.7	—
General Government	581.4	715.3	674.1	92.7	(41.1)
Health	7,639.8	7,639.8	7,739.8	100.0	100.0
Protection of Persons and Property	1,004.9	1,004.9	1,132.9	128.0	128.0
Social Services and Assistance	1,764.9	1,764.9	1,764.9	—	—
Transportation	678.3	678.3	678.3	—	—

Total Expense	20,135.1	20,307.6	20,880.5	745.5	572.9

Surplus (Deficit)	(273.2)	(353.8)	(743.5)	(470.4)	(389.8)

Numbers may not add due to rounding.

*	Government Business Enterprises

2024-25 Mid-Year Report	3

TABLE 3: PRIVATE-SECTOR FORECASTS AT A GLANCE

(per cent change unless otherwise noted)

	2024-25 Budget			2024-25 Mid-Year
	Actual 2023	2024	2025	2024	2025
Real GDP	2.3	1.0	1.8	1.4	1.7
Nominal GDP	(4.8)	2.1	3.2	3.7	3.4
Consumer Price Index	3.9	2.6	2.0	1.5	1.9
Employment growth (000s)	10.7	8.4	8.8	12.4	9.1
Unemployment rate (% level)	4.8	5.5	5.6	5.5	5.6

Sources: Statistics Canada (2023); average private-sector forecasts (2024-2025) at mid-year as of October 21, 2024, and at budget as of January 12, 2024.

TABLE 4: PRIVATE-SECTOR FORECASTS OF SASKATCHEWAN REAL GDP GROWTH*

(per cent change)

	2024	2025	Release Date
S&P Global Market Intelligence	2.1	1.5	Oct-24
Conference Board of Canada	0.6	2.5	Aug-24
RBC	1.9	1.5	Sep-24
BMO	1.0	1.6	Oct-24
CIBC	2.0	1.8	Oct-24
TD Bank	1.7	1.7	Sep-24
Scotiabank	1.3	2.0	Oct-24
National Bank of Canada	0.7	1.4	Oct-24
Laurentian Bank	1.1	1.5	Sep-24

Average of Private-Sector Forecasts	1.4	1.7

Average Private-Sector Forecasts at 2024-25 Budget	1.0	1.8	Mar-24

*	As of October 21, 2024.

TABLE 5: PRIVATE-SECTOR FORECASTS OF REAL GDP GROWTH BY PROVINCE*

(per cent change)

	2024	Rank	2025	Rank
British Columbia	0.8	10	1.8	4
Alberta	1.8	2	2.1	1
Saskatchewan	1.4	4	1.7	6
Manitoba	1.1	6	1.6	7
Ontario	1.0	8	1.8	5
Quebec	1.0	7	1.5	9
New Brunswick	1.0	9	1.4	10
Nova Scotia	1.1	5	1.5	8
Prince Edward Island	1.5	3	2.0	3
Newfoundland and Labrador	3.0	1	2.1	2
Canada	1.6		1.7

*	As of October 21, 2024.

2024-25 Mid-Year Report	4

TABLE 6: SASKATCHEWAN ECONOMIC INDICATORS IN 2024

(as of Mid-Year)

	2024 YTD Levels	5-Year YTD Average3		2023-24 YTD Change (%)4		Time Period
				SK	Canada
Population (000s)	1,239.9	1,177.4		2.5%	3.0%	At July 1
Employment (000s)[1]	605.5	571.6		2.5%	1.8%	Jan.-Oct.
Unemployment rate (%)[1]	5.5	6.1		5.5	6.3	Jan.-Oct.
Employment rate (%)[1]	63.8	63.8		63.8	61.2	Jan.-Oct.
Consumer Price Index (2002=100) [1]	162.0	147.4		1.4%	2.5%	Jan.-Sep.
Average weekly earnings ($)[1]	1,206.0	1,105.1		3.8%	4.2%	Jan.-Aug.
Retail sales ($B)[2]	17.0	15.0		3.0%	1.0%	Jan.-Aug.
Wholesale trade ($B) [2]	36.0	n.a	[5]	n.a [5]	n.a [5]	Jan.-Aug.
New motor vehicle sales (# of units) [2]	34,117	29,346		20.3%	10.5%	Jan.-Aug.
Food services & drinking places sales ($M) [2]	1,653.2	1,311.7		4.9%	4.6%	Jan.-Aug.
Manufacturing sales ($B) [2]	15.8	13.8		-5.2%	-2.5%	Jan.-Aug.
International goods exports ($B) [2]	33.1	29.0		-10.3%	0.7%	Jan.-Sep.
Building permits ($B) [2]	1.9	1.3		13.8%	2.9%	Jan.-Aug.
Housing starts (# of Units) [2]	3,135	3,703		-4.1%	1.8%	Q1 - Q3
Investment in building construction ($B) [2]	3.2	2.6		17.0%	6.6%	Jan.-Aug.
Residential ($B) [2]	2.1	1.7		13.1%	7.1%	Jan.-Aug.
Non-residential ($B) [2]	1.1	0.8		25.1%	5.4%	Jan.-Aug.

Source:	Statistics Canada, November 2024.

[1]	Year-to-date average.
[2]	Year-to-date total.
[3]	Year-to-date average from 2019 to 2023.
[4]	Unemployment rate and employment rate are reported as year-to-date percentage levels, not percentage changes.
[5]	As a result of Statistic Canada methodology changes, comparison to prior years is not applicable.

TABLE 7: CANADA AND U.S ECONOMIC ASSUMPTIONS

	2024-25 Budget				2024-25 Mid-Year
	Actual 2023	2024	2025	2026	2024	2025	2026
Canadian real GDP growth (%)	1.2	0.7	2.0	2.2	1.1	1.8	2.1
U.S. real GDP growth (%)	2.5	1.5	1.6	2.0	2.6	1.7	1.8
Canada CPI growth (%)	3.9	2.4	2.3	2.1	2.6	2.1	2.1
Canadian short-term interest rate (%)	4.80	4.7	3.1	2.4	4.5	3.3	2.8
10-yr Government of Canada bond (%)	3.30	3.2	3.0	2.9	3.3	3.1	3.1
Canadian dollar (US cents)	74.10	74.8	75.8	76.1	73.5	75.3	77.2

Sources: Statistics Canada, S&P Global Market Intelligence, CBoC, Ministry of Finance as of September 2024.

2024-25 Mid-Year Report	5

TABLE 8: 2024-25 SCHEDULE OF REVENUE

(Millions of Dollars)

Mid-Year Change From
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Taxation
Corporation income	1,209.0	1,209.0	1,530.0	321.0	321.0
Fuel	521.3	521.3	521.3	—	—
Individual income	3,295.3	3,295.3	3,248.3	(47.0)	(47.0)
Property	805.0	805.0	805.0	—	—
Provincial sales	3,196.4	3,196.4	3,071.4	(125.0)	(125.0)
Tobacco	150.0	150.0	134.0	(16.0)	(16.0)
Other	546.3	546.3	546.3	—	—

Total Taxation	9,723.3	9,723.3	9,856.2	133.0	133.0

Non-Renewable Resources
Mineral Disposition Public Offerings	69.9	63.2	54.7	(15.2)	(8.5)
Oil and natural gas	1,061.9	1,162.1	1,111.1	49.2	(51.0)
Potash	796.4	665.0	638.2	(158.2)	(26.8)
Resource surcharge	551.1	551.1	551.1	—	—
Other	207.0	230.9	229.1	22.1	(1.8)

Total Non-Renewable Resources	2,686.3	2,672.3	2,584.1	(102.2)	(88.2)

Net Income from Government Business Enterprises
Municipal Financing Corporation	0.6	0.6	0.6	—	—
Saskatchewan Auto Fund	(207.3)	(207.3)	(209.9)	(2.7)	(2.7)
Lotteries and Gaming Saskatchewan[1,2]	177.0	177.4	190.6	13.6	13.2
Saskatchewan Government Insurance	127.4	127.4	75.3	(52.2)	(52.2)
Saskatchewan Liquor and Gaming Authority[2]	259.6	257.1	257.9	(1.7)	0.8
Saskatchewan Power Corporation	191.5	149.2	137.9	(53.6)	(11.3)
Saskatchewan Telecommunications Holding Corporation	96.0	96.0	96.0	—	—
Saskatchewan Water Corporation	7.3	6.9	6.9	(0.4)	—
SaskEnergy Incorporated	48.4	61.3	53.1	4.7	(8.2)
Saskatchewan Workers’ Compensation Board	(16.0)	4.9	45.6	61.6	40.7
Consolidation Adjustments	(27.7)	(21.4)	(21.4)	6.4	—

Total Net Income from Government Business Enterprises	657.0	652.1	632.7	(24.3)	(19.4)

Other Own-Source
Fees	1,270.3	1,300.7	1,309.0	38.7	8.3
Insurance	487.2	487.1	554.7	67.5	67.6
Investment income	307.4	352.9	350.7	43.3	(2.2)
Output-Based Performance Standards	351.3	351.3	345.1	(6.2)	(6.2)
Transfers from other governments	70.6	71.9	76.0	5.4	4.1
Miscellaneous	528.8	576.4	615.7	86.9	39.3

Total Other Own-Source	3,015.6	3,140.3	3,251.1	235.5	110.8

Transfers from the Federal Government
Canada Health Transfer	1,564.7	1,564.7	1,564.7	—	—
Canada Social Transfer	508.0	508.0	508.0	—	—
Other	1,707.0	1,693.1	1,740.1	33.1	47.0

Total Transfers from the Federal Government	3,779.7	3,765.8	3,812.8	33.1	47.0

Total Revenue	19,861.9	19,953.8	20,137.0	275.1	183.2

2024-25 Mid-Year Report	6

TABLE 9: RESOURCE ASSUMPTIONS (FISCAL YEAR)

	2024-25			Mid-Year Change from
	Budget	First Quarter	Mid-Year	Budget	First Quarter
WTI oil price (US$/barrel)	77.00	81.00	76.50	(0.50)	(4.50)
Light-heavy differential (% of WTI)	14.5	12.4	12.3	(2.20)	(0.10)
Well-head oil price (C$/barrel)[1]	81.64	87.36	82.43	0.79	(4.93)
Oil production (million barrels)	166.7	169.1	166.1	(0.60)	(3.00)

Potash price (netback, US$/KCl tonne)	268	241	234	(34)	(7)
Potash price (netback, C$/K2O tonne)	590	531	518	(72)	(13)
Potash sales (million KCl tonnes)	24.9	24.7	24.8	(0.1)	0.1
Uranium price (C$ per kg)	153	166	166	12.62	0.01
Uranium sales (million kgs)	16.30	16.50	16.47	0.17	(0.03)
Canadian dollar (US cents)	74.36	74.49	73.49	(0.87)	(1.00)

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.

TABLE 10: 2024-25 STATEMENT OF CHANGE IN NET DEBT - MID-YEAR

(Millions of Dollars)

	2023-24 Actuals	2024-25 Budget	First Quarter	Mid-Year	Change from Budget
Operating (deficit) surplus	182.2	(273.2)	(353.8)	(743.5)	(470.4)
Acquisition of GSO capital assets	(1,282.4)	(1,597.1)	(1,597.2)	(1,573.1)	24.0
Amortization of GSO capital assets[1]	1,039.5	691.8	694.7	694.9	3.1
Net acquisition of other non-financial assets	13.8	—	—	—	—

Decrease (Increase) in Net Debt from Operations	(46.9)	(1,178.5)	(1,256.3)	(1,621.7)	(443.3)
Adjustments[3]	297.9	—	—	—	—
Decrease (Increase) in Net Debt	251.0	(1,178.5)	(1,256.3)	(1,621.7)	(443.3)
Net assets (debt), beginning of year[2]	(14,597.8)	(15,168.8)	(14,346.7)	(14,346.7)	822.1

Net Assets (Debt), end of year	(14,346.7)	(16,347.3)	(15,603.0)	(15,968.5)	378.8

Totals may not add due to rounding.

[1]	Includes disposals and in year adjustments.
[2]	Net debt as at March 31, 2024, as reported in the 2023-24 Summary Financial Statements.
[3]

Adjustment to net debt is the result of changes in accounting standards and is comprised of adjustment to accumulated deficit, beginning of year and adjustment to capital assets, beginning of year. Accounting changes in 2023-24 are related to insurance contracts and public private partnerships.

2024-25 Mid-Year Report	7

TABLE 11: 2024-25 SCHEDULE OF GROSS DEBT - MID-YEAR (As at March 31, 2025)

(Millions of Dollars)

				Mid-Year Change from
	Budget	First Quarter	Mid-Year	Budget	First Quarter
Government Service Organization Debt
General Revenue Fund - operating	7,463.9	7,463.9	7,463.9	—	—
- Saskatchewan Capital Plan [1]	13,371.1	13,371.1	13,371.1	—	—
Boards of education	106.1	106.1	106.1	—	—
Global Transportation Hub Authority	17.0	17.0	17.0	—	—
Health-sector affiliates	5.7	4.4	4.4	(1.3)	—
Innovation Saskatchewan	51.3	51.3	51.3	—	—
Saskatchewan Health Authority	41.1	41.1	41.5	0.4	0.4
Water Security Agency	1.5	1.5	1.6	0.1	0.1
Other	5.4	3.2	3.1	(2.3)	(0.1)

Taxpayer-Supported Debt	21,063.1	21,059.6	21,060.0	(3.1)	0.4

Government Business Enterprise (GBE) Debt
Lotteries and Gaming Saskatchewan Corporation	49.0	49.0	49.0	—	—
Municipal Financing Corporation of Saskatchewan	343.2	359.2	359.2	16.0	—
Saskatchewan Liquor and Gaming Authority	—	—	—	—	—
Saskatchewan Power Corporation	9,047.5	9,505.1	9,590.1	542.6	85.0
Saskatchewan Telecommunications Holding Corporation	1,923.2	1,924.9	1,901.0	(22.2)	(23.9)
Saskatchewan Water Corporation	143.2	130.3	114.2	(29.0)	(16.1)
SaskEnergy Incorporated	2,243.3	2,185.2	2,127.5	(115.8)	(57.7)

Self-Supporting Debt [2]	13,749.4	14,153.7	14,141.0	391.6	(12.7)

Total	34,812.5	35,213.3	35,201.0	388.5	(12.3)

Guaranteed Debt	75.2	75.2	75.2	—	—

[1]	General Revenue Fund (GRF) - the Saskatchewan Capital Plan consists of amounts borrowed by the GRF to finance investment in infrastructure assets.
[2]

GBE debt includes general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the GRF to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of GBEs. GBE-specific debt is included in “Investment in Government Business Enterprises” in the Summary Financial Statements.

2024-25 Mid-Year Report	8

FIGURE 1: NET DEBT AS A PERCENT OF GDP

44.845.4 ABSK BC NBPE NSMB ONQC NL CA

Source: Net Debt-Jurisdictions most recent data (as of October 31, 2024).

GDP: SK-average private-sector forecast; all others-Conference Board of Canada (data released in August 2024).

2024-25 Mid-Year Report	9